SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.




                                FORM U-57/A

               NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS



                      Filed under section 33(a) of the
           Public Utility Holding Company Act of 1935, as amended





                      Hidroelectrica Piedra del Aguila





                                     by



                            THE AES CORPORATION





                           1001 North 19th Street
                            Arlington, VA 22209






     The AES Corporation ("AES"), a Delaware corporation and a public utility holding company exempt from registration under Section 3(a)(5) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby files with the Securities and Exchange Commission (the "Commission") this Form U-57/A under Section 33 of the Act on behalf of Hidroelectrica Piedra del Aguila ("HPDA") for the purpose of notifying the Commission that HPDA is a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Act. This Form U-57/A amends and restates in its entirety the Form U-57/A that AES filed on behalf of HPDA on January 5, 2001.

     HPDA does not derive and will not derive any part of its income, directly or indirectly, from the generation, transmission or distribution of electric energy for sale, or the distribution at retail of natural or manufactured gas for heat, light or power, within the United States. Neither HPDA nor any of its subsidiary companies is or will be a public utility operating within the United States.

ITEM 1

Name and Business Address:

HPDA
Avenida Tomas A. Edison 2151
(1104) Buenos Aires
Argentina


Description of Facilities:

          HPDA operates Piedra del Aguila hydroelectric plant, with a capacity of 1,400 megawatts, located in the Comahue area on the river Limay, on the limit of the provinces of Neuquen and Rio Negro in Argentina.

Ownership:

          Gener S.A.'s 50% owned subsidiary Hidroneuquen owns 61% of HPDA. Gener S.A. owns indirectly through Hidroneuquen 30.05% of HPDA. AES owns indirectly through Gener S.A. and Hidroneuquen, approximately 29.41% of HPDA. Estado Nacional owns 26% and Estado Provincial (Neuquen) owns 13% of HPDA. IRHE Holdings owns indirectly through Hidroneuquen 5.42%, Emerging Markets Growth Fund owns indirectly through Hidroneuquen 5.42 percent, and Hidroinversiones Argentina owns indirectly through Hidroneuquen 11.21% of HPDA.


ITEM 2

          The domestic associate public utility companies of HPDA are Central Illinois Light Company ("CILCO") and Indianapolis Power & Light Company ("IPL"), each of which are indirect wholly-owned subsidiaries of AES.

          Neither CILCO nor IPL has made any investment in, nor has any contractual relationship with, HPDA, nor are any such investments or contractual relationships contemplated.

          The certification of the Illinois Commerce Commission, as required under Section 33(a)(2) of the Act, is attached hereto as Exhibit
A. The certification of the Indiana Utility Regulatory Commission, as required under Section 33(a)(2) of the Act, is attached hereto as Exhibit B.

          The Commission is requested to mail copies of all correspondence relating to this Notification to:

                  William R. Luraschi
                  The AES Corporation
                  1001 North 19th Street
                  Arlington, VA 22209

                  William C. Weeden
                  Skadden, Arps, Slate, Meagher & Flom LLP
                  1440 New York Ave. NW
                  Washington, D.C.  20005



                  [REMAINDER OF PAGE INTENTIONALLY BLANK]

          The undersigned company has duly caused this statement to be signed on its behalf by the undersigned officer thereunto duly authorized.


                                         THE AES CORPORATION



                                         By:        /s/ Paul T. Hanrahan
                                                  --------------------------
                                         Name:    Paul T. Hanrahan
                                         Title:   Senior Vice President

Date:    July 2, 2001






                                                                     Exhibit A
                                                                     ---------

                 [Illinois Commerce Commission Letterhead]

                                                           March 10, 1999

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

          We are writing to you with respect to Central Illinois Light Company ("CILCO") and its parent, CILCORP Inc., and the pending merger transaction involving CILCORP Inc. and The AES Corporation.

          We have been advised that The AES Corporation, through its subsidiaries (other than CILCORP Inc. or subsidiaries of CILCORP Inc.), affiliates, or through other entities, currently holds, and intends to continue to hold and acquire, ownership interest in electric and natural gas facilities in one or more foreign countries. We submit this letter pursuant to the requirements of Section 33(a)(2) of the Public Utility Holding Company Act of 1935, as amended (the "Act").

          A 1997 Illinois law implemented changes to historical utility regulation. The law required all regulated electric utilities to reduce their rates to residential consumers in 1998 and, subject to certain specified exceptions, froze such electric rates until 2005. While neither the utilities nor the Illinois Commerce Commission ("Commission") can change bundled electric rates until 2005, the Commission retains jurisdiction to set rates for unbundled delivery service. In addition, electric utilities are subject to other statutory provisions that require a sharing of revenues with consumers if the utility earns more than certain specified thresholds. However, the restructuring legislation gave electric utilities great flexibility in writing down assets and accelerating depreciation, so utilities may be able to avoid triggering the over-earning threshold. Also, the legislation removed Commission authority over the sale, lease or other transfer of assets to affiliated or unaffiliated entities until January 1, 2005. Also, the Commission has jurisdiction over electric and gas delivery system reliability. However, the Commission cannot order a utility to construct additional generation. Finally, while the Commission's authority to approve or disapprove some merger and reorganization transactions has been suspended until 2005, regulated utilities are required to provide the Commission with a 30-day advanced notice of any proposed transaction, with supporting documentation, and to file certain reports thereafter.




Securities and Exchange Commission
March 10, 1999
Page 2



          The Illinois Commerce Commission hereby certifies to you that we have the authority and resources to protect Illinois consumers in accordance with the Illinois statutes discussed in the previous paragraph. We intend to exercise such authority.

                                      Sincerely,
                                      Illinois Commerce Commission



                                      /s/ Richard L. Mathias
                                      Richard L. Mathias
                                      Chairman


cc:   Mr. Edward J. Griffin, DeFrees & Fiske
      Mr. Robert W. Wason, Security and Exchange Commission





                                                                    Exhibit B
                                                                    ---------



         [LETTERHEAD OF THE INDIANA UTILITY REGULATORY COMMISSION]


                                                    September 28, 2000


Mr. Jonathan G. Katz, Secretary
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Dear Mr. Katz:

          We are writing with respect to Indianapolis Power & Light Company, its parent, IPALCO Enterprises, Inc. and The AES Corporation.

          We have been advised that The AES Corporation, through its subsidiaries (other than IPALCO Enterprises, Inc. and its subsidiaries), affiliates, or through other entities, currently holds, and intends to continue to hold and acquire ownership interests in electric and natural gas facilities in one or more foreign countries. We submit this letter pursuant to the requirements of Section 33(a)(2) of the Public Utility Holding Company Act of 1935, as amended.

          The Indiana Utility Regulatory Commission hereby certifies to you that it has the authority and resources to protect ratepayers subject to its jurisdiction and that it intends to exercise that authority.

                                            Sincerely,


                                            /s/ William D. McCarty
                                            William D. McCarty
                                            Chairman